Filed Pursuant to Rule 424(b)(5)
Registration No. 333-138097

PROSPECTUS DATED JUNE 6, 2007

2,351,155 Shares

SIMTEK CORPORATION

Common stock

This prospectus is being used to register 2,351,155 shares of Simtek Corporation’s common stock being offered by the selling security holders, which include certain of our current officers and directors. Of the shares offered by this prospectus 1,153,171 shares are currently issued and outstanding and 1,197,984 shares are issuable upon exercise of outstanding stock purchase warrants with exercise prices ranging from $3.30 to $7.50 per share.

The selling security holders may from time to time offer and sell the shares offered under this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell the shares in the section entitled “Plan of Distribution” beginning on page 17. The selling security holders will receive all of the proceeds from the sale of the shares. The selling security holders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares, although we will receive the exercise price payable to us upon the exercise of the stock purchase warrants.

Our common stock is listed on The NASDAQ Capital Market under the symbol “SMTK”. On June 4, 2007, the closing sale price of our common stock was $5.40 per share.

See “Risk Factors” beginning on page 4 to read about factors you should consider before buying our stock.

Neither the Securities and Exchange Commission nor state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 6, 2007.

____________________

SUMMARY

This summary highlights selected information from this prospectus and the documents incorporated by reference into this prospectus. This summary does not contain all of the information that may be important to you. Please carefully read the entire prospectus and the documents incorporated by reference.

Our Company

Simtek Corporation is a fabless semiconductor company that designs and markets high-speed non-volatile semiconductor memory products for use in a variety of systems including RAID servers, storage arrays, GPS navigational systems, industrial controllers, robotics, copiers, avionics, metering, and networking and broadcast equipment. The company is headquartered in Colorado Springs, Colorado, and was founded in 1987. In addition, Simtek has design and sales offices in San Diego, California, and Dresden, Germany.

Our principal executive office is located at 4250 Buckingham Dr. #100; Colorado Springs, Colorado 80907. Our telephone number is 719-531-9444.

The Offering

This offering relates to a total of 2,351,155 shares of our common stock that may be resold by the selling security holders. Of the shares offered by this prospectus 1,153,171 shares are currently issued and outstanding and 1,197,984 shares are issuable upon exercise of outstanding stock purchase warrants with exercise prices ranging from $3.30 to $7.50 per share. The shares offered include 103,356 shares held by (or issuable to) various of our officers and 58,230 shares held by (or issuable to) affiliates of one of our directors. See “Selling Security Holders.”

We will receive no proceeds from this offering.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information in this prospectus and the documents incorporated by reference before buying our shares. The semiconductor industry is changing rapidly. Therefore, the forward-looking statements and statements of expectations, plans and intent in this prospectus and the documents incorporated by reference are subject to a greater degree of risk than similar statements regarding some other industries.

Our limited operating capital and our ability to raise additional money may harm our ability to develop and market our products as well as support future revenue growth

To date, we have required significant capital for product development, subcontracted production and marketing. We have funded these from the sale of products, the sale of product and technology licenses and from royalties as well as from the sale of our convertible debt and equity securities.

In recent months, we have experienced significant revenue growth. In order to support that growth, we must order more silicon wafers than we have historically. The cash required for inventory purchases, including silicon wafers, has been greater than the cash generated from sales. Therefore, our cash requirements have been difficult to maintain. We may need more capital in the future to develop new products and support higher revenue. We cannot guarantee that we will be able to raise more capital on reasonable terms, if at all. If we cannot, then we may not be able to purchase adequate amounts of inventory to support revenue growth or to develop and market new products, causing our financial position and stock price to deteriorate.

We have a history of operating losses

We began business in 1987. Through March 31, 2006, we had accumulated losses of approximately $48.7 million. Since July 1, 2000 and through September 30, 2006, we realized net losses. While we posted a net profit for the fourth quarter of 2006 and an ex-item profit for the first quarter of 2007, we may experience net operating losses in the future, which could increase our need for additional capital in the future, and hurt our stock price.

We might not be able to re-gain compliance with certain covenants set forth in our loan agreement with the RENN Capital Group; if we are unable to do so, the RENN Capital Group could accelerate the $2.1 million debenture and foreclose on the collateral that we granted to it

Our loan agreement with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and US Special Opportunities Trust PLC, or the RENN Capital Group, formerly Renaissance Capital Group, Inc., contains various financial covenants. As of March 31, 2007, we were not in compliance with one of the covenants set forth in the loan agreement, which relates to the interest coverage ratio. On May 4, 2007, the Company received a waiver from complying with this covenant through April 1, 2008. However, significant variances in future actual operations from our current estimates could result in the reclassification of this note to a current liability. If the note becomes due and we cannot pay it, RENN Capital Group may foreclose on the assets that we pledged as security for the note. This would significantly harm our business.

If we cannot receive silicon wafers we require to manufacture our products from our vendors at the volumes or the prices we require, our revenues, earnings and stock price could suffer

We currently purchase the silicon wafers we require to build our non-volatile memory products from two vendors, Chartered Semiconductor Manufacturing Plc. of Singapore, and Dongbu in Korea. Due to the volatility of the semiconductor market, we have limited control over the pricing and availability of the wafers we require in order to build our products. The risk of not receiving the products and pricing we need to achieve our revenue objectives has escalated. If we are unable to obtain the products and pricing we need from these vendors, our business could suffer.

The uncertainty involved in manufacturing semiconductors may increase the costs and decrease the production of our products

In order for us to be profitable, we must drive our manufacturing costs down and secure the production of sufficient product. Semiconductor manufacturing depends on many factors that are complex and beyond our control and often beyond the control of our subcontractors. These factors include contaminants in the manufacturing environment, impurities in the raw materials used and equipment malfunctions. Under our arrangements with our subcontractors, our subcontractors pass on to us substantially all of their costs that are unique to the manufacture of our products. Accordingly, these factors could increase the cost of manufacturing our products and decrease our profits. These factors could also reduce the number of semiconductor memories that our subcontractors are able to make in a production run. If our subcontractors produce fewer of our products, our revenues may decline.

Delays in manufacturing may negatively impact our revenue and net income

It takes approximately four months for our subcontractors to manufacture our semiconductor products. Any delays in receiving silicon wafers or completed products from our subcontractors will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. These delays could occur at any time and would adversely affect our net income.

Delays in or failure of product qualification may harm our business

Prior to selling a product, we must establish that it meets expected performance and reliability standards. As part of this testing process, known as product qualification, we subject representative samples of products to a variety of tests to ensure that performance is in accordance with commercial, industrial and military specifications, as applicable. If we are unable to successfully accomplish product qualification for our future products, we will be unable to sell these future products.

Our success depends on our ability to introduce new products

The semiconductor industry is characterized by rapid changes in technology and product obsolescence. Our success in the semiconductor industry depends in part upon our ability to expand our existing product families and to develop and market new products. The technology we currently use may be made obsolete by other competing or newly developed memory or other technologies. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We cannot guarantee that we will be successful in developing new products or whether any products that we do develop will satisfy the above factors.

The cyclicality of the semiconductor industry may prevent us from maintaining a consistent revenue stream and may harm our stock price

The semiconductor industry has historically experienced significant peaks and valleys in sales volumes resulting in large variations of revenues and resulting profits or losses. We do not have direct influence on the nature of the broad semiconductor market. Variations in the revenues and profits within the semiconductor industry may cause us to incur significant losses in the future. If the stock prices of many semiconductor companies decrease, our stock price may also suffer.

If we fail to complete our agreement or if we fail to successfully implement products with Cypress Semiconductor, our liquidity and revenues may suffer

On May 5, 2005, we closed a production and development agreement with Cypress Semiconductor Corporation to jointly develop an “S8” 0.13-micron silicon-oxide-nitride-oxide-silicon (SONOS) nonvolatile memory production process. The production and development agreement also calls for Cypress to produce one or more Simtek products, as designated by Simtek, using the S8 process. We cannot assure you that we will be able to successfully develop and bring to qualified volume production products based on the S8 process or that Cypress will be able to develop embedded products contemplated to be developed using Simtek’s intellectual property. If the development of the S8 process is delayed or fails, or if Cypress is unable to meet our production requirements, we might not be able to meet potential future orders planned to be received from our customers. This could significantly harm our revenue and future growth potential. We also entered into an escrow agreement pursuant to which we deposited $3 million into an escrow account in order to support and make certain payments for the S8 process and product developments. If we fail to complete the development and production agreement, we might forfeit our rights to the escrow amount.

Certain of our Registration Rights Agreements provide for penalties if we fail to follow certain procedures or maintain an effective registration related to the shares purchased by such investors

The Registration Rights Agreement entered into as part of the December 30, 2005 Securities Purchase Agreement amounting to $11,000,000 contained a cash penalty provision if certain procedures are not followed or an effective Registration Statement is not maintained for the shares purchased by investors in such transaction. The cash penalties are 2% of the proceeds for each month that a breach occurs. We cannot assure you that we will be able to maintain such effective Registration Statement.

The Registration Rights Agreement entered into as part of the September 21, 2006 Securities Purchase Agreement amounting to $4,555,000 contained a provision whereby the investors therein would receive certain amounts of penalty shares if certain procedures are not followed or an effective Registration Statement is not maintained for the shares purchased by the investors. The penalties are 2% of the shares purchased for each month that a breach occurs. We cannot assure you that we will be able to follow the required procedures or obtain or maintain such effective Registration Statement.

The intense competition in the semiconductor industry may cause us to lose sales revenue to other suppliers

There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide silicon wafer fabrication facilities and circuit production facilities and diverse, established product lines. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our revenue and operating results.

The loss of key employees could materially affect our financial results

Our success depends in large part on our ability to attract and retain qualified technical and management personnel. There are limited personnel trained in the semiconductor industry resulting in intense competition for these personnel. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

Our patents may not provide us effective intellectual property protection; this could harm our business

We own 15 U.S. patents and one German patent. We have also applied inside and outside the United States for patents on our technology. We are not sure that any of the patents for which we have applied will be issued or, even if they are issued, that they will provide us with desired protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents directed to alternate or comparable technologies.

Portions of our intellectual property are retained as trade secrets. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

If our products and technology infringe on third party patents, our product sales or gross margins may suffer

We have not determined whether our products are free from infringement of others’ patents. If patent infringement claims are asserted against us and are upheld, we would try to modify our products so that they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us, our failure to obtain any required license or requirement for us to stop selling any of our products, may force us to discontinue production and shipment of these products. This could result in reduced product sales and harm our revenues.

In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claimed that some of the machines and processes used in the building of our semiconductor devices infringe on the foundation’s patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation’s patents, based on our product offerings and sales forecast at that time. If our products or actual sales revenue vary significantly from the time of the agreement, we may be subject to additional payments.

In late 2002, we received notice of possible patent infringement from a corporation that has acquired a portfolio of patents. We have reviewed the claim and believe there are no potential infringements. We have received no further notification from this corporation. While there can be no assurances, if there are any infringements, we believe we would be able to enter into a licensing agreement with such company without any material impact on us.

Foreign currency exchange rate fluctuations may increase our costs, lower our revenues and cause loss of customers to our competitors

We purchase materials, including silicon wafers, from outside the United States. Sales to customers located outside of the United States for the years ended December 31, 2006, 2005 and 2004 were 73%, 74% and 71%, respectively. We operate using United States dollars as the functional currency. Changes in foreign currency exchange rates can reduce our revenues and increase our costs. For example, our subcontractors may increase the prices they charge us, on a per purchase order basis, for silicon wafers if the United States dollar weakens. Any large exchange rate fluctuation could affect our ability to compete with manufacturers who operate using foreign currencies. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions. Although we have not had any material losses due to exchange rate fluctuations over the last three years, we cannot assure you that we will not incur significant losses in the future.

If we issue securities at low prices in the future, some of our security holders may be entitled to acquire more of our securities, which may dilute and harm the holders of our common stock

We may be obligated under agreements with certain of our security holders to issue to them additional securities in exchange for little or no consideration if we sell our securities in the future at or below certain prices. The issuance of such securities could dilute and harm the holders of our common stock.

Because we do not intend to pay dividends in the foreseeable future, your investment return may be limited

We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We intend to use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

If our board of directors authorizes the issuance of preferred stock, holders of our common stock could be diluted and harmed

Our board of directors has the authority to issue up to 200,000 shares of preferred stock in one or more series and to establish the preferred stock’s voting powers, preferences and other rights and qualifications without any further vote or action by the shareholders. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Given our present capital requirements, it is possible that we could raise capital through the sale of preferred stock in the future.

Our certificate of incorporation and Delaware law may operate as anti-takeover protections and thus may discourage takeover attempts and/or depress the market price of our common stock

We have opted to be governed, in our Delaware certificate of incorporation, by Section 203 of the Delaware General Corporation Law, which provides for a three-year moratorium on certain business combination transactions with “interested stockholders” (generally, persons who beneficially own 15% or more of the corporation’s outstanding voting stock). Although we believe that Section 203 will encourage any potential acquirer to negotiate with our board of directors, Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all stockholders would not be treated equally. In addition, Section 203 gives the board the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for our common stock over the then-current market price. Section 203 would also discourage certain potential acquirers who are unwilling to comply with its provisions.

Because a proposed amendment to our certificate of incorporation may not be submitted to a vote of shareholders without the approval of the board of directors, amending or removing any provisions in our certificate of incorporation that have anti-takeover effects requires the consent of the board of directors, which in turn may have anti-takeover effects.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner, our business could be harmed and our stock price would decline.

Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act require annual assessment of our internal control over financial reporting, and attestation of our assessment by our independent auditors. This requirement may apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2007. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent auditors is new and we may encounter problems or delays in completing the implementation of any requested improvements or remediation and receiving an attestation of our assessment by our independent auditors. We can provide no assurance as to our, or our independent auditors’, conclusions at December 31, 2007, with respect to the effectiveness of our internal control over financial reporting. The above factors creates a risk that we, or our independent auditors, will not be able to conclude at December 31, 2007 that our internal controls over financial reporting are effective as required by the Sarbanes-Oxley Act. If we cannot assess our internal control over financial reporting as effective, or if our independent auditors are unable to provide an unqualified attestation report on such assessment, investors could lose confidence in our reported financial information and the trading price of our stock could drop.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains some “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

This prospectus covers 2,351,155 shares. All of these shares are being offered by the selling security holders, which include some of our officers and affiliates of one of our directors. We will not receive any proceeds from the sale of the shares.

SELLING SECURITY HOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a security if that person has or shares voting power or investment power with respect to that security, or has the right to acquire beneficial ownership of that security within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. Percentage of beneficial ownership of common stock prior to and after the offering is based on 16,501,906 shares of common stock outstanding as of May 14, 2007. Securities that are exercisable or convertible into shares of our common stock within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

The following table sets forth information about the selling security holders who are selling shares of our common stock pursuant to this prospectus. Information about the natural persons who beneficially own our securities held by the entities listed in the table below has been provided to us by these entities.

Name and Address of Selling Security Holders	Number of Shares Beneficially Owned Before Offering	Number of Shares Offered	Number of Shares Following the Offering (1)	Percentage of Class Following the Offering (1)

Cypress Semiconductor Corporation (2) 3901 North First Street San Jose, CA 95134-1599	3,179,644	1,000,000	2,179,644	12.10%
Crestview Capital Master LLC (3) 95 Revere Drive, Suite A Northbrook, IL 60062	2,687,463	247,469	2,439,994	14.79%
Big Bend XXVII Investments, L.P. (4) 3401 Armstrong Avenue Dallas, TX 75205-4100	1,553,956	116,456	1,437,500	8.71%
SF Capital Partners Ltd. (5) c/o Stark Offshore Management, LLC 3600 South Lake Drive St. Francis, WI 53235	1,068,965	58,228	1,010,737	6.12%
Renaissance Capital Growth & Income Fund III, Inc. (6) c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75206	1,109,097	154,160	954,937	5.67%
Renaissance US Growth Investment Trust PLC (7) c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75206	1,107,940	154,160	953,780	5.66%
US Special Opportunities Trust PLC (8) c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75206	1,007,176	153,396	853,780	5.07%

Name and Address of Selling Security Holders	Number of Shares Beneficially Owned Before Offering	Number of Shares Offered	Number of Shares Following the Offering (1)	Percentage of Class Following the Offering (1)

Premier RENN US Emerging Growth Fund Ltd. (9) c/o RENN Capital Group 8080 N. Central Expressway, Suite 210-LB59 Dallas, TX 75206	145,571	145,571	0	*
Straus GEPT Partners, LP (10) 605 Third Avenue New York, NY 10158	102,595	58,228	44,367	*
Steven Hayes 1 Cove View Road Cape Elizabeth, ME 04107	96,005 (11)	58,228	37,777	*
Straus Partners, LP (10) 605 Third Avenue New York, NY 10158	87,595	58,228	29,367	*
Brian Alleman 12861 Serenity Park Dr. Colorado Springs, CO 80921	75,226 (12)	36,393	38,833	*
The A.J. Stein Family Trust (13) 410 Old Oak Court Los Angeles, CA 94022	32,591	29,115	3,476	*
The A.J. Stein Family Partnership (14) 410 Old Oak Court Los Angeles, CA 94022	29,115	29,115	0	*
Brian Stein 1865 Doris Drive Menlo Park, CA 94025	29,115	29,115	0	*
RBC Dain Rauscher fbo Chris McComb IRA (15) c/o John C. McComb 3620 Compass Point Colorado Springs, CO 80906	34,007 (16)	8,735	25,272	*
Toni Stein 6233 E. Indian Bend Road Paradise Valley, AZ 85253	14,558	14,558	0	*

*	Less than 1%

(1)
For some of the selling security holders, we have registered, under a separate registration statement, some or all of the shares included in the columns entitled, “Number of Shares Following the Offering” and “Percentage of Class Following the Offering.”

(2)	Cypress Semiconductor Corporation is a publicly traded company listed on the New York Stock Exchange; no one natural person owns more than 5% of Cypress’ common stock.

(3)
Crestview Capital Partners, LLC (“Crestview Partners”) serves as the investment manager or general partner of Crestview Capital Master, LLC (“Crestview”), and as such has been granted investment discretion over investments including the common stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the general partner of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock.

(4)
The limited partners of Big Bend XXVII Investments, L.P. are Mr. Morton H. Meyerson and Marti H. Meyerson EDS Trust, each of which controls 49.5% of Big Bend XXVII Investments, L.P. The general partner of Big Bend XXVII Investments, L.P. is 2M Companies, Inc., which is controlled by Mr. Morton H. Meyerson.

(5)	Michael A. Roth and Brian J. Stark exercise voting and investment authority over all of the shares beneficially owned by SF Capital Partners Ltd., but disclaim beneficial ownership of such shares.

(6)
Renaissance Capital Growth & Income Fund III, Inc. is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to Renaissance Capital Growth & Income Fund III, Inc. and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(7)
Renaissance US Growth Investment Trust PLC is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to Renaissance US Growth Investment Trust PLC and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(8)
US Special Opportunities Trust PLC is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to US Special Opportunities Trust PLC and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(9)
Premier RENN US Emerging Growth Fund Ltd. is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to Premier RENN US Emerging Growth Fund Ltd. and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(10)	The Managing Principal of each of Straus Partners, LP and Straus GEPT Partners, LP is Mickey Straus.

(11)	Includes 26,777 shares issuable upon exercise of options that are presently exercisable or exercisable within the next 60 days.

(12)	Includes 31,083 shares issuable upon exercise of options that are presently exercisable or exercisable within the next 60 days.

(13)	The natural persons that beneficially own the securities held by The A.J. Stein Family Trust are Alfred J. Stein and Arline Stein, trustees for the trust.

(14)	The natural person that beneficially owns the securities held by The A.J. Stein Family Partnership is Alfred J. Stein, trustee of the partnership.

(15)	The natural person that beneficially owns the securities held by RBC Dain Rauscher fbo Chris McComb IRA is John Christopher McComb (aka Chris McComb).

(16)	Includes 25,272 shares issuable upon exercise of presently exercisable options.

On July 1, 2002, we received $3,000,000 from the RENN Capital Group in return for issuing 7.5% convertible debentures with an aggregate principal amount of $3,000,000. The convertible debentures have a maturity date of June 28, 2009 and originally had a conversion rate of $0.312 (pre-reverse split), which would have resulted in 9,615,384 (pre-reverse split) shares being issued upon conversion. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the 2002 convertible debentures, as required by the terms of the 2002 convertible debentures, from $0.312 (pre-reverse split) per share to $0.16 (pre-reverse split) per share as a result of the December 30, 2005 offering at $0.16 (pre-reverse split) per share, we agreed with the RENN Capital Group that the conversion price would only be lowered to $0.22 (pre-reverse split) per share as a result of the December 30, 2005 offering. Upon completion of the reverse split on October 5, 2006, the conversion price was increased from $0.22 to $2.20. Consequently, the number of shares issuable upon conversion of the 2002 debentures is 1,227,273 (which number takes into account the conversion into common stock, on or around July 28, 2006, of $100,000 of the principal amount by each of Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and US Special Opportunities Trust PLC). Also on December 30, 2005, we issued 937,500 shares of common stock to the RENN Capital Group in exchange for $1,500,000. On November 7, 2003, we received $1,500,000 from the RENN Capital Group in return for issuing 165,201 shares of our common stock and warrants to acquire 75,000 shares of our common stock. These warrants have 5-year terms and exercise prices of $12.50 per share for 37,500 shares and $15.00 per share for 37,500 shares. On June 28, 2005, we issued warrants (with a 5-year term) to purchase 20,000 shares of our common stock with an exercise price of $5.00 per share to the RENN Capital Group in exchange for a waiver of certain provisions relating to the 7.5% debentures. None of the shares that we are registering in this prospectus relate to these July 1, 2002, November 7, 2003, June 28, 2005 and December 30, 2005 transactions. One of our directors, Mr. Robert Pearson, holds the position of Senior Vice President of RENN Capital Group, Inc.

On October 12, 2004, we received $2,000,000 from SF Capital Partners Ltd. in return for issuing shares of our common stock and warrants (with 5-year terms) to acquire 206,399 shares of our common stock. The warrants issued to SF Capital Partners Ltd. originally had an exercise price of $0.627 (pre-reverse split) per share. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, we agreed with SF Capital Partners Ltd., among others, that in exchange for their waiver of certain participation rights held by them in connection with the December 30, 2005 offering, the exercise price of their warrants would be lowered from $0.627 (pre-reverse split) per share to $0.265 (pre-reverse split) per share. As a result of the reverse split on October 5, 2006, the exercise price of these warrants has increased from $0.265 per share to $2.65 per share. Also on December 30, 2005, we issued 625,000 shares to SF Capital Partners Ltd. in exchange for $1,000,000. As of the date of this prospectus, SF Capital Partners Ltd. owns 1,010,737 shares as a result of the October 12, 2004 and December 30, 2005 transactions, and has a warrant to purchase 206,399 shares with an exercise price of $2.65 per share as a result of the October 12, 2004 transaction. By its terms, the warrant issued to SF Capital Partners Ltd. may not be exercised if the exercise would cause SF Capital Partners Ltd. to be a 5% or more holder of all of our outstanding common stock; however, SF Capital Partners Ltd. may waive such restriction on 61 days notice to us. Given the number of shares of our common stock that SF Capital Partners Ltd. holds as of the date of this prospectus, SF Capital Partners Ltd. cannot exercise such warrant unless it waives the restriction and gives us 61 days notice of the waiver; as such, the 206,399 shares issuable under the warrant are not included in any of the columns in SF Capital Partner Ltd.’s entry in the Selling Security Holder table above. None of the shares that we are registering relate to the October 12, 2004 and December 30, 2005 transactions with SF Capital Partners Ltd.

On May 4, 2005, we received $4,000,000 from Cypress in return for issuing 674,082 shares of our common stock and warrants to acquire 505,562 shares of our common stock. The warrants have a 10-year term and an exercise price of $7.772 per share. On March 24, 2006, we entered into a License and Development Agreement with Cypress pursuant to which, among other things, Cypress agreed to license certain intellectual property from us to develop and manufacture standard, custom and embedded nvSRAM products, we agreed with Cypress to co-develop certain nvSRAM products and Cypress agreed to pay us $4 million in pre-paid royalties paid in certain installments. Under the License and Development Agreement, we issued on March 24, 2006 a warrant (with a 10-year term) granting Cypress the right to purchase 1 million shares of our common stock. We also issued, upon payment by Cypress of an installment of pre-paid royalties on June 30, 2006, a warrant (with a 10-year term) granting Cypress the right to purchase 500,000 shares of our common stock and we issued, upon payment by Cypress of an installment of pre-paid royalties on December 18, 2006, a warrant (with a 10-year term from the date of issuance) granting Cypress the right to purchase 500,000 shares of our common stock. The exercise price for each of these warrants is $7.50 per share. Of the 2,351,155 shares that we are registering in this prospectus, 1,000,000 shares relate to the warrants that we issued to Cypress on June 30, 2006 and December 18, 2006.

On December 30, 2005, as part of our sale of $11,000,000 of our common stock, we issued (in addition to the shares issued to SF Capital Partners Ltd. and the RENN Capital Group on such date, as described above, and in addition to certain other investors): Crestview Capital Master LLC 2,468,750 shares in exchange for $3,950,000; Straus Partners, LP 78,125 shares for $125,000; Straus GEPT Partners, LP 78,125 shares for $125,000; and Big Bend XXVII Investments, L.P. 1,437,500 shares for $2,300,000. None of the shares issued in the December 30, 2005 transaction are being registered in this prospectus.

On May 26, 2006, we issued to the RENN Capital Group warrants to purchase a total of 20,002 shares of Simtek common stock, which warrants were granted in exchange for the agreement by such funds to subordinate to Wells Fargo their first priority security interest in Simtek’s assets in connection with the $3.6 million revolving line of credit entered into by Simtek with Wells Fargo Bank on June 2, 2006. Also on May 26, 2006, Simtek issued to the RENN Capital Group warrants to purchase a total of 5,001 shares of Simtek common stock, which warrants were granted in exchange for the agreement by such funds to waive compliance by Simtek with certain covenants of the 7.5% convertible debentures. The May 26, 2006 warrants (which have a term of five years) have an exercise price of $3.30 per share. Of the 2,351,155 shares that we are registering in this prospectus, 25,003 relate to these May 26, 2006 warrants.

On September 21, 2006, we closed a $4,555,000 equity financing, issuing the amounts of shares of common stock and warrants to purchase shares of common stock indicated to the following investors: RENN Capital Group and Premier RENN US Emerging Growth Fund Ltd. (506,332 shares and 75,952 warrants); Crestview Capital Master LLC (215,190 shares and 32,279 warrants); Big Bend XXVII Investments, L.P. (101,266 shares and 15,190 warrants); Straus Partners, LP (50,633 shares and 7,595 warrants); Straus GEPT Partners, LP (50,633 shares and 7,595 warrants); A.J. Stein Family Trust (25,317 shares and 3,798 warrants); A.J. Stein Family Partnership (25,317 shares and 3,798 warrants); Brian Stein (25,317 shares and 3,798 warrants); Toni Stein (12,659 shares and 1,899 warrants); Steven Hayes (50,633 shares and 7,595 warrants); Brian Alleman (31,646 shares and 4,747 warrants); John C. McComb (7,595 shares and 1,140 warrants); and SF Capital Partners Ltd. (50,633 shares and 7,595 warrants). The warrants issued have a term of five years and have an exercise price of $5.40 per share. By the terms of each of these warrants, a holder may not exercise its warrant to the extent such exercise would result in such holder being a 10% or more beneficial owner of all of our outstanding common stock. Certain of the selling securityholders may be prevented from exercising all or part of the warrants held by them as a result of this restriction; nevertheless, the shares issuable under these warrants are included for all applicable selling securityholders in the Selling Security Holder table above. Of the 2,351,155 shares that we are registering in this prospectus, 1,326,152 relate to this September 21, 2006 transaction. One of our directors, Mr. Robert Pearson, holds the position of Senior Vice President of RENN Capital Group, Inc. Another of our directors, Alfred J. Stein, is a trustee of the A.J. Stein Family Trust and a partner of The A.J. Stein Family Partnership. Steven Hayes is our Vice President of Sales, Brian Alleman is our Chief Financial Officer, Secretary and Vice President and John C. McComb is our Vice President of Worldwide Operations.

DESCRIPTION OF SECURITIES

Simtek is authorized to issue, pursuant to its Delaware Certificate of Incorporation, 30,000,000 shares of common stock, par value $0.0001 per share, and 200,000 shares of preferred stock, par value $0.0001 per share. The following is a summary of the material terms of our capital stock. You should refer to our Certificate of Incorporation and Bylaws and the agreements described below for more detailed information.

Common Stock

Each share of common stock entitles its record holder to one vote on all matters to be voted on by the stockholders of Simtek. When a quorum is present at any meeting of stockholders, a plurality of the stockholders shall decide the election of directors and a majority of the stockholders shall decide any other question, unless the question is one upon which Delaware law, the Certificate of Incorporation or the Bylaws require a different vote.

The board of directors of Simtek consists of six directors, all of whom are elected annually at the annual meeting of stockholders, and is not classified. No provision of our Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

Each holder of common stock of Simtek is entitled to share pro rata in any dividends paid on the common stock in funds legally available for that purpose, when, as and if declared by the board of directors of Simtek in its discretion. The shares of common stock of Simtek have no preferred dividend rights or any conversion, redemption or other rights, or any rights to payment from any sinking or similar fund. The shares of common stock also do not have any preemptive, subscription or other similar rights. There are no restraints in the Certificate of Incorporation or Bylaws of Simtek on the right of holders of shares of common stock to sell or otherwise alienate their shares of stock in Simtek. There are no provisions in the Certificate of Incorporation or Bylaws of Simtek providing for any calls or assessments against holders of shares of common stock or discriminating against any existing or prospective holder of shares of common stock as a result of such security holder owning a substantial amount of securities. Upon liquidation, dissolution or winding up of Simtek, each holder of shares of common stock will be entitled to receive a pro rata share of the assets of Simtek, after payment of all Simtek’s debts and liabilities and subject to any applicable liquidation or other payments owed to preferred stockholders.

Preferred Stock

The shares of preferred stock of Simtek are not designated by series, and there are no currently outstanding shares of preferred stock. Simtek may issue preferred stock from time to time in one or more series. The board of directors is authorized, without the approval of existing stockholders, to authorize from time to time the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by law. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly.

Anti-Takeover Provisions

Simtek, as discussed in the preceding paragraph, may issue preferred stock from time to time in one or more series, pursuant to certain authority held by the board of directors, including the authority to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of such preferred stock. The issuance of preferred stock may have the effect of making removal of management more difficult and delaying, deferring or preventing a change in control of Simtek.

We have opted to be governed, in our Delaware certificate of incorporation, by Section 203 of the Delaware General Corporation Law, which provides for a three-year moratorium on certain business combination transactions with “interested stockholders” (generally, persons who beneficially own 15% or more of the corporation’s outstanding voting stock). Although we believe that Section 203 will encourage any potential acquirer to negotiate with our board of directors, Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all stockholders would not be treated equally. In addition, Section 203 gives the board the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for our common stock over the then-current market price. Section 203 would also discourage certain potential acquirers who are unwilling to comply with its provisions.

Warrants

1,197,984 of the shares of common stock offered by the selling securityholders in this prospectus are offered pursuant to warrants issued to the selling securityholders in connection with various transactions. The exercise periods and exercise prices of the warrants are discussed in the “Selling Securityholders” section above. The number of shares issuable upon exercise and the per share exercise price of certain of the warrants are subject to adjustment in the case of certain stock dividends, stock splits, combinations, capital reorganizations, reclassifications or mergers or consolidations.

PLAN OF DISTRIBUTION

Each selling security holder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on NASDAQ, the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;
•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker dealer as principal and resale by the broker dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•	broker dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker dealers engaged by the selling security holders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling security holders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling security holders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

With respect to certain selling security holders, we agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the shares offered hereby was passed upon by Holme Roberts & Owen LLP, Colorado Springs, Colorado.

EXPERTS

The financial statements of Simtek Corporation, included in our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006, filed on April 2, 2007 and amended on April 30, 2007, have been audited by Hein & Associates LLP, Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Such financial statements are incorporated by reference in reliance on Hein & Associates LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the reports, proxy statements and other information that we file with the Securities and Exchange Commission can be obtained from our Internet website at http://www.simtek.com.

The Securities and Exchange Commission allows us to “incorporate by reference” certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the Securities and Exchange Commission that is incorporated or deemed to be incorporated by reference into this prospectus will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

* our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2006, filed on April 2, 2007 and amended on April 30, 2007;

* our Current Reports on Form 8-K filed on January 9, 2007, January 12, 2007, January 24, 2007, February 13, 2007, February 23, 2007, April 12, 2007 and April 26, 2007;

* our Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2007, filed on May 15, 2007;

* our Definitive Proxy Statement on Schedule 14A filed on May 11, 2007; and

* the description of our common stock as set forth in our Registration Statement on Form 8-A filed on January 8, 2007.

Upon receipt of an oral or written request we will provide, free of charge, to any person (including any beneficial owner) to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Please direct your written requests to:

Simtek Corporation
4250 Buckingham Dr. #100
Colorado Springs, CO 80907
(719) 531-9444
Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.